UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legal Proceedings

On September 22, 2022, the Grand Court of the Cayman Islands issued an order (the “Order”) appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators of Global Cord Blood Corporation (the “Company”) pursuant to Section 104(2) of the Companies Act (2022 Revision). A copy of the Order is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Following the issuance of the Order, the New York Stock Exchange has halted trading in the Company's Ordinary Shares effective September 23, 2022 (the “Trading Halt”).

On September 26, 2022, the Company issued a press release regarding the Order and the Trading Halt. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Exhibits

Exhibit No.	Description
99.1	Order of the Grand Court of the Cayman Islands
99.2	Press release dated September 26, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Margot Maclnnis
Name:	Margot MacInnis
Title:	Joint Provisional Liquidator by Order of the Grand Court of the Cayman Islands

Dated: September 26, 2022